51-102F3
MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

Qwick Media Inc. (the “Company”)
8652 Commerce Court
Burnaby, BC  V5A 4N6

Item 2   Date of Material Change

July 31, 2015 and August 7, 2015

Item 3   News Release

The news releases were disseminated on August 5, 2015 and August 7, 2015, respectively, through Market News and Stockwatch.

Item 4   Summary of Material Change

The Company announced the appointment of Corrine Tocher as a director of the Company and the grant of 300,000 stock options to Ms. Tocher.

The Company also announced a private placement financing (the “Financing”) of convertible debentures (each, a “Debenture”) to raise gross proceeds of up to CAD$3,000,000. The Financing is expected to close in multiple tranches, with the first tranche closing on or about August 28, 2015. Subscribers to the first tranche of the Financing may be all or substantially comprised of directors of the Company. As such, the closing may be classified as a “related-party transaction” as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

All dollar amounts set out in this report are in Canadian currency.

Item 5   Full Description of Material Change

5.1         Full Description of Material Change

The Company announced the appointment of Corrine Tocher as a director of the Company. Ms. Tocher is a director and the founder of C E Tocher Holdings Ltd., the Company’s second largest shareholder. She has been a director of Tocher Holdings Ltd. since 1962, where she also previously served as president. Until 1991, Ms. Tocher served as administrator in the Administration and Marketing division of Canadian Northern Shield Insurance Company (CNS). She was instrumental in establishing support systems during its spin-off from the Insurance Corporation of British Columbia (ICBC). CNS was formed in 1985 through the privatization of ICBC's general insurance division, which had been in operation since 1973. Ms. Tocher brings a wealth of project management and investment experience to the Company. She is known in the local business investment community as a team builder, focused upon workplace excellence. With Ms. Tocher’s appointment, the Company’s Board of Directors (the “Board”) is now comprised of seven members.

In connection with Ms. Tocher’s appointment, the Board granted Ms. Tocher 300,000 stock options, each of which is exercisable into one common share of the Company (each, a “Share”) at a price of $0.20 per Share until July 31, 2020, and is subject to the terms of the Company’s stock option plan. The options will vest over a two year period, with one third vesting on the date of grant, one third on the first anniversary date and one third on the second anniversary date.

The Company also announced the Financing, pursuant to which the Company intends to raise up to $3,000,000 by way of the issuance of Debentures having a minimum principal amount of $10,000 per Debenture and bearing interest at the rate of 10% per annum. The Debentures will have a maturity date of three years from the date of issuance (the “Maturity Date”), and will be convertible, at the option of the holder, into common shares of the Company (each, a “Share”) at a conversion price of CAD$0.20 per Share, subject to adjustment as provided for in the terms of the Debentures. The proceeds of the Financing are expected to be used for general working capital purposes. In addition, 20% of the proceeds received by the Company from the sale of each Debenture will be placed in a segregated escrow bank account by the Company, to be used solely to pay interest payable per annum on the principal amount of such Debenture, unless waived by the applicable subscriber.

Repayment by the Company of amounts owing under the Debentures will be secured by a charge over all of the assets of the Company and its wholly-owned subsidiary, Qeyos Ad Systems Inc. (“Qeyos”). All subscribers to the Financing will enter into an agency and inter-lender agreement with the Company, Qeyos and a designated subscriber to the Financing (the “Agent”), pursuant to which the subscribers will appoint the Agent to act on their behalf as to certain matters relating to the Debentures, including with respect to enforcement of the security interest.

The Financing is expected to close in multiple tranches, with the first tranche, which is expected to raise aggregate gross proceeds of at least $580,000, closing on or about August 28, 2015. Subscribers to the first tranche of the Financing may be all or substantially comprised of directors of the Company. As such, the closing may be classified as a “related-party transaction” as such term is defined in MI 61-101. The participation of the insiders in the Financing was approved by disinterested members of the Board.

MI 61-101 requires that issuers obtain a formal valuation and minority shareholder approval of related party transactions, unless an applicable exemption is available. The Company has determined that exemptions from both such requirements are available, given that the aggregate amount of proceeds to be derived from the insiders is less than $2,500,000 and the Company is not listed on a specified market as set out in MI 61-101.

The following table sets out the anticipated effect of the Financing on the percentage of securities of the Company beneficially owned or controlled by each of the insiders that the Company expects will participate in the first tranche of the Financing:

Name and Position	Principal Amount of Debentures to be Acquired	No. of Shares Currently Held	Percentage of Currently Issued and Outstanding Shares(1)	Shares Issuable on Conversion of Debentures	Shares Held after Conversion of Debentures	Percentage of Shares After Conversion of Debentures(1) (5)
Ross Tocher President, CEO and Director	$250,000(3)	30,025,135(4)	42.2%	1,750,000(5)	31,775,135(3)	43.6%
Brian Petersen Director	$30,000(6)	Nil(7)	Nil	210,000(5)	210,000(7)	0.3%
Corinne Tocher Director	$300,000(8)	3,488,935(9)	4.9%	2,100,000(5)	5,588,935(9)	7.6%

(1)	Based on 71,128,456 Shares outstanding as at the date hereof, on an undiluted basis.

(2)	Based on 71,128,456 Shares outstanding as at the date hereof, on an undiluted basis, plus, for each person, such number of Shares as may be issuable on conversion of their respective Debentures.

(3)	The Debenture was directly subscribed for by R J Tocher Holdings Ltd., a private company controlled by Mr. Tocher.

(4)
Includes 6,171,021 Shares held by R J Tocher Holdings Ltd., 15,594,628 Shares held by Concept Financial Inc., a private company controlled by Mr. Tocher, and 8,259,486 Shares held by In Touch Digital Media, a private company controlled by Mr. Tocher. Does not include 2,027,945 Class A Shares, Shares that may be issued on conversion of the Debenture, or Shares that may be issued on exercise of any of the 300,000 stock options held by Mr. Tocher, each of which is exercisable into one Share at a price of $0.20 per Share until December 29, 2015.

(5)	Assuming conversion on the Maturity Date of the entire principal amount of the Debenture and interest accrued thereon to the Maturity Date at a deemed conversion price of $0.20 per Share.

(6)	The Debenture was directly subscribed for by BK Petersen Holdings Ltd., a private company controlled by Mr. Petersen.

(7)
Does not include Shares that may be issued on conversion of the Debenture or on exercise of any of the 300,000 stock options held by Mr. Petersen, each of which is exercisable into one Share at a price of $0.20 per Share until December 29, 2015.

(8)	The Debenture was directly subscribed for by C E Tocher Holdings Ltd., a company controlled by Ms. Tocher.

(9)
All of these Shares are registered in the name of C E Tocher Holdings Ltd. Does not include Shares that may be issued on conversion of the Debenture or on exercise of any of the 300,000 stock options held by Ms. Tocher, each of which is exercisable into one Share at a price of $0.20 per Share until July 31, 2020.

There has been no prior valuation with respect to the Company that has been made in the 24 months before the date of this report and the existence of which is known, after reasonable inquiry, to the Company or to any director or officer of the Company.

See attached press releases with respect to the matters described above.

5.2         Disclosure for Restructuring Transactions

N/A

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7   Omitted Information

None

Item 8   Executive Officer

Greg C. Dureault
Vice President and General Counsel
Phone: 604.338.8820

Item 9   Date of Report

August 7, 2015

News Release

Qwick Media Announces Appointment of a New Director

Vancouver, BC, August 5, 2015 – Qwick Media Inc. (the “Company”) (CSE: QMI) is pleased to announce the appointment of Corrine Tocher to the Company’s Board of Directors, effective as of July 31, 2015.

Corrine Tocher is a director and the founder of C.E. Tocher Holdings Ltd., the Company’s second largest shareholder.  She is a director and has also been the past President of Tocher Holdings Ltd. since 1962. Until 1991, Ms. Tocher served as administrator in the Administration and Marketing division of Canadian Northern Shield Insurance Company (CNS).  She was instrumental in establishing support systems during its spin-off from the Insurance Corporation of British Columbia (ICBC). CNS was formed in 1985 through the privatization of ICBC's general insurance division, which had been in operation since 1973.

Ms. Tocher brings a wealth of project management and investment experience to the Company. She is known in the local business investment community as a team builder, focused upon workplace excellence. With Ms. Tocher’s appointment, the Company’s Board of Directors is now comprised of seven members.

The Board of Directors of the Company has authorized the issuance of 300,000 stock options to Ms. Tocher, each of which is exercisable into one common share of the Company at a price of $0.20 per share until July 31, 2020, and is subject to the terms of the Company’s stock option plan. The options will vest over a two year period, with one third vesting on the date of grant, one third on the first anniversary date and one third on the second anniversary date.

About Qwick Media

Qwick Media provides content management systems for the delivery of private channels into high traffic locations. Touch screen media, and interactive signage allow consumers to engage themselves with interactive directories, wayfinding, reward coupons and drive other on-demand media applications. To find out more please visit our new website at: http://www.qwickmedia.com

For further information, contact:

Greg Dureault
Vice-President and General Counsel
Tel. 604 338 8820
Email: greg@qwickmedia.com